Mail Stop 4720

May 24, 2010

Mr. Norman L. Frohreich
President and CEO
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re: FullCircle Registry, Inc.**
> **Amendment Number 6 to Registration Statement on Form S-1**
> **Filed May 7, 2010**
> **File No. 333-152062**

Dear Mr. Frohreich:

We have reviewed your amended registration statement and response letter dated May 7, 2010 to our February 12, 2010 comment letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please update your financial information and related disclosures to include the quarter ended March 31, 2010 as required by Rule 3-12 of Regulation S-X.

Use of proceeds, page 17

2. We note your response to Comment 2. Please revise your prospectus to disclose the information provided in your response letter under the heading "Company Response Comment 2 B."

Liquidity and Capital Resource, page 22

3. We note that you have entered into promissory note agreements which provide a significant source of liquidity for your company. Please file each of your outstanding promissory note agreements as exhibits to the registration statement.

Critical Accounting Policies and Estimates, page 25

4. Please clarify under a separate heading what policy the first two paragraphs appearing in this section relates to (e.g. Revenue Recognition). In addition, please explain how this policy requires significant estimates. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Please revise this disclosure accordingly.

Management, page 42

5. Please revise the biographical information that you have provided for your directors to include the disclosure required under Items 401(e) of Regulation S-K. Specifically, for each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. In addition, please indicate any other directorships, including any other directorships held during the past five years, held by each director in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, 15 U.S.C. 80a-1, et seq., as amended, naming such company.

Compensation of Officers and Directors, page 44

6. We note that your compensation table includes stock awards granted to Trent Oakley, Deena Madison, and William Jackson in 2008 but does not include any footnote disclosure indicating that the amounts included in the table reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please revise your compensation table accordingly. See Item 402(n)(2)(v) of Regulation S-K.

Note 1. Significant Accounting Policies
m. Intangible Assets

7. Please correct the book value of your customer database presented in this disclosure. The current value presented is your total asset value.

Note 2. Forgiveness of Accounts Payable and Legal Settlement, page F-12

8. Please tell us your accounting basis for classifying the related party gain on settlement of debt of $11,000 in additional paid in capital.

Note 7. Intangible Assets, page F-15

9. Refer to your response to our comment 4. You have indicated that your 2010 appraisal conducted by a third party will not provide a consent to be included in the financial statements. Please remove this third party reference from the "Expert" section on page 47.

Exhibits and Financial Statement Schedules, page II-2

10. Please revise your exhibit index to indicate that you are requesting confidential treatment for Exhibit 10.3. Please also ensure that any future amendments include this notation in the exhibit index.

Signatures, page II-4

11. Your registration statement has not been signed by an individual designated as your principal financial officer. If Mr. Frohreich serves as your principal financial officer, in addition to principal executive officer and principal accounting officer, please revise his signature block to indicate each of these capacities. Otherwise, please ensure that your principal financial officer signs the registration statement and that this person's signature block reflects this capacity. See Instruction 1 to the signatures on Form S-1.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627 or Gus Rodriguez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
        Lynch, Cox, Gilman & Mahan, PSC
        500 W. Jefferson St., Suite 2100
        Louisville, Kentucky 40202